Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 16

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Milton C. Ault III

Purchase of Common Stock	300	$4.0594[1]	07/07/2026
Purchase of Common Stock	100	$3.8869	07/08/2026

Ault & Company, Inc.

Purchase of Common Stock	200	$3.9600	07/08/2026

1 The common stock was purchased by the reporting person in open market transactions on the transaction date, with a volume weighted average purchase price of $4.0594. The range of purchase prices on the transaction date was $4.056 to $4.0904 per share. The reporting person undertakes to provide, upon request by the SEC staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.